ferrovial For a world on the move Ferrovial SE & Subsidiaries Unaudited Financial Results Report January - September 2025

DISCLAIMER This report has been produced by Ferrovial SE (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this report, you acknowledge that you have read and understood the following statements. Neither this report nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” “we,” “us,” and the “Group” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require. Neither this report nor the historical performance of the Group’s management team or the Group constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This report contains forward-looking statements. Any express or implied statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by the Company and certain other sources with respect to the Company’s financial position, business strategy, plans, and objectives of management for future operations, dividends, capital structure, as well as statements that include the words “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “will”,“should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. 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Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; the impact of competitive pressures in our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, volatility or increases in inflation rates and rates of interest, exchange rate fluctuations, increased costs and availability of materials, and other ongoing impacts resulting from circumstances including changes in tariff regimes, the Russia/Ukraine conflict and the Middle East conflict; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; statements with respect to our ability to fund future dividends or other distributions, and distribution processes and timelines; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands, including changing expectations in connection with sustainability and ESG matters; our legal and regulatory risks given that we operate in highly regulated environments, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the impacts of accidents or other incidents at our project sites and facilities; physical and transitional risks in connection with the impacts of climate change; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; risk associated with the international nature of our business and operations; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; risks related to our holding company structure and from our joint venture and partnership operations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this report speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. In addition, certain industry data and information contained in this report has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to the accuracy or completeness of such data and information. Other than as specified, the information contained in this report has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. Alternative Performance Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this report may include certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, and other financial or operational measures that are not presented in accordance with IFRS (collectively, "non-IFRS measures") that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ (‘LfL’) Growth,” “Order Book,” “Consolidated Net Debt,” “Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows),” Cash flows from infrastructure projects (Infrastructure Cash Flows),” and “Ex-Infrastructure Liquidity.” These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. Furthermore, it is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. The Group believes that there are certain non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, which provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that applies (IFRS EU), in assessing its performance. These are consistent with the main indicators used by the community of analysts and investors in the capital markets. However, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please see the section on “Alternative performance measures” in Ferrovial SE’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2024. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov.

MANAGEMENT REPORT JANUARY - SEPTEMBER 2025

Ferrovial Results January - September 2025

HIGHLIGHTS

- **Ferrovial recorded solid 9M 2025 results, showing substantial revenue growth in all business divisions.** Revenue reached EUR 6,911 million (+6.2% LfL growth), primarily driven by higher revenue from Highways (+14.4% LfL growth) and Construction (+4.6% LfL growth). Adjusted EBITDA amounted to EUR 1,031 million (+4.8% LfL growth), driven by Highways' performance (+14.7% LfL growth), particularly US Highways with adj. EBITDA of EUR 730 million (+11.8% vs 9M 2024). Construction delivered a strong first nine months reaching 3.7% adj. EBIT margin. In Q3 2025, adj. EBIT in Others includes an additional provision (EUR 13 million), that is mainly related with the Isle of Wight waste treatment plant in the UK, that was commissioned at the beginning of the year that requires additional investment and ramp-up.
- **407 ETR's** traffic grew by +6.2% in 9M 2025, driven by more targeted rush hour driving offers to alleviate congestion across the Greater Toronto Area (GTA) during workday peak hours and an increase in mobility and rush-hour commuting from a higher percentage of on-site employees. Revenues reached CAD 1,511 million in 9M 2025 (+19.3% vs 9M 2024). EBITDA increased by +15.8% in 9M 2025, including CAD 35.4 million of Schedule 22 provision accrued in 9M 2025.
- All **Managed Lanes** posted robust revenue per transaction growth in 9M 2025, significantly outpacing US inflation (+2.9%): NTE +14.2%, NTE 35W +10.2% & LBJ +8.7%. This metric grew by +18.3% at I-66 & +24.4% at I-77, where no price cap is in place.
- **Airports:** New Terminal One (JFK) construction development keeps progressing, while Dalaman showed a +1.8% increase in adjusted EBITDA, driven by strong commercial performance, which partially offset the decline in traffic compared to 9M 2024 (-1.5%) affected by macroeconomic conditions and geopolitical challenges, mainly in the Middle East, impacting the summer season.
- **Construction** reached a 3.7% adjusted EBIT margin for 9M 2025, continuing the positive trend from previous quarters. The order book remained at a high level of EUR 17,168 million (+9.1% LfL growth vs Dec. 2024), excluding c.EUR 2,275 million of pre-awarded contracts.
- **Solid financial position** with ex-infrastructure project companies liquidity levels reaching EUR 4,175 million and Consolidated Net Debt of ex-infrastructure project companies at EUR -706 million. Cash outflows were mainly driven by investments (EUR -1,769 million), including the acquisition of 5.06% stake in 407 ETR (EUR -1,271 million) together with the equity injection in NTO (EUR -239 million), and shareholder distribution (EUR -426 million). These cash outflows were partially offset by cash inflows including dividends from projects (EUR 406 million) and Heathrow's divestment (EUR 539 million) together with AGS (EUR 534 million).

MAIN CORPORATE EVENTS AND RECENT DEVELOPMENTS

- In January, Ferrovial completed the sale of its stake in AGS for GBP 450 million (EUR 534 million), with a capital gain of EUR 297 million in Q1 2025.
- In June, Ferrovial completed the acquisition of 5.06% stake of the 407 ETR from AtkinsRéalis. The total investment for Ferrovial reached CAD 1.99 billion (EUR 1.3 billion), increasing its total ownership to 48.29% from 43.23%.
- In June, Ferrovial completed the divestment of its mining services in Chile for EUR 42 million. Of this amount, EUR 24 million was paid in 9M 2025. The remaining EUR 18 million relates to a vendor loan note payable by the buyer over a five-year period.
- In July, Ferrovial completed the sale of its 5.25% in Heathrow for EUR 539 million. As a consequence of the transaction, Ferrovial recognized a profit of EUR 27 million, mainly corresponding to the interest accrued since the announcement and transaction costs.
- Ferrovial-led consortium shortlisted for bidding the I-24 Southeast Choice Lanes in Tennessee and the I-285 East Express Lanes in Georgia.
- RFQ for I-77 South is expected to be submitted in December 2025.
- In October, Ferrovial announced its second interim scrip dividend. The dividend per share amounted to EUR 0.4769.

SUSTAINABILITY HIGHLIGHTS

- Ferrovial has been recognized as an example in implementing in its reporting the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD) recommendations.
- Ferrovial renewed its position in the FTSE4Good Index Series for 2025, marking 22 consecutive years of inclusion.
- Ferrovial selected for inclusion in the S&P Global Sustainability Yearbook 2025 for its outstanding sustainability practices.
- Ferrovial received the Forbes Innovation Award in the category of Talent and Culture.

REPORTED P&L

(EUR million)	Q3 25	Q3 24	9M 25	9M 24
Revenue	**2,442**	**2,376**	**6,911**	**6,643**
Adjusted EBITDA*	**376**	**405**	**1,031**	**1,008**
Fixed asset depreciation	-115	-123	-339	-341
Adjusted EBIT*	**260**	**282**	**691**	**667**
Disposals & impairments	-1	-1	274	165
Operating profit/(loss)	**260**	**281**	**966**	**832**

REVENUE

(EUR million)	Q3 25	Q3 24	VAR.	9M 25	9M 24	VAR.	LfL growth*
Highways	345	321	7.3%	1,021	916	11.5%	14.4%
Airports	48	44	10.4%	85	73	15.6%	15.8%
Construction	1,966	1,866	5.4%	5,420	5,237	3.5%	4.6%
Energy	82	60	37.2%	224	174	28.7%	28.8%
Other	1	85	-98.9%	162	242	-33.2%	-13.0%
Revenue	**2,442**	**2,376**	**2.8%**	**6,911**	**6,643**	**4.0%**	**6.2%**

ADJUSTED EBITDA*

(EUR million)	Q3 25	Q3 24	VAR.	9M 25	9M 24	VAR.	LfL growth*
Highways	255	244	4.2%	751	673	11.6%	14.7%
Airports	28	27	5.1%	33	28	16.5%	0.4%
Construction	120	140	-14.0%	311	324	-3.9%	-2.3%
Energy	-2	5	-138.4%	-4	0	n.s.	n.s.
Other	-25	-10	-142.4%	-60	-16	-261.5%	-171.9%
Adjusted EBITDA*	**376**	**405**	**-7.2%**	**1,031**	**1,008**	**2.3%**	**4.8%**

ADJUSTED EBIT*

(EUR million)	Q3 25	Q3 24	VAR.	9M 25	9M 24	VAR.	LfL growth*
Highways	196	187	4.9%	570	500	13.9%	17.2%
Airports	17	16	10.3%	13	9	42.3%	-6.7%
Construction	83	95	-13.4%	202	203	-0.4%	1.0%
Energy	-6	0	n.s.	-15	-10	-55.5%	-68.1%
Other	-30	-17	-78.1%	-79	-36	-119.0%	-101.2%
Adjusted EBIT*	**260**	**282**	**-7.7%**	**691**	**667**	**3.7%**	**6.0%**

CONSOLIDATED NET DEBT*

(EUR million)	SEP-25	DEC-24
Consolidated Net Debt of ex-infrastructure project companies*	**-706**	**-1,794**
Consolidated Net Debt of infrastructure project companies*	**7,046**	**7,856**
Highways	6,549	7,491
Other	496	365
Consolidated Net Debt*	**6,340**	**6,061**

TRAFFIC PERFORMANCE

	Q3 25	Q3 24	VAR.	9M 25	9M 24	VAR.
407 ETR**	837	765	9.4%	2,102	1,980	6.2%
NTE ***	9	10	-3.7%	28	29	-4.4%
LBJ ***	12	12	1.7%	35	34	1.5%
NTE 35W***	13	13	4.6%	39	38	4.1%
I-77***	11	10	1.5%	31	31	1.5%
I-66***	9	8	13.2%	26	24	8.5%
Dalaman****	3	3	-2.3%	5	5	-1.5%

*Million of **VKTs (Vehicle kilometers travelled) ***Transactions ****Passengers*

Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures

1

Highways EUR 1,021 million EUR 751 million REVENUE ADJ. EBITDA* +14.4% LfL growth* +14.7% LfL growth* 88% 10%1%2% USA SPAIN PORTUGAL HEADQUARTERS REVENUE 407 ETR (48.29%, Equity-Accounted) The financial information presented herein for 9M 2025 is based on, and is consistent with, the unaudited consolidated financial statements of 407 ETR for 9M 2025, published on October 16, 2025. Traffic Q3 25 Q3 24 VAR. 9M 25 9M 24 VAR. Avg trip length (km) 24.5 24.5 0.0% 23.3 23.2 0.4 % Traffic/trips (million) 34.1 31.2 9.2% 90.1 85.2 5.7 % VKTs (million) 836.8 765.0 9.4% 2,102.5 1,980.3 6.2 % Avg Revenue per trip (CAD) 16.96 15.48 9.6% 16.69 14.74 13.2 % VKTs (Vehicle kilometers travelled) In Q3 2025, VKTs increased by +9.4% vs. Q3 2024, due to more targeted rush hour driving offers to alleviate congestion across the GTA during workday peak hours and an increase in mobility and rush-hour commuting from a higher percentage of on-site employees. In 9M 2025, VKTs increased by +6.2% vs. 9M 2024, due to the same reasons as mentioned above, partially offset by unfavourable winter weather conditions experienced during the early part of 2025. VKTs & EBITDA performance vs. 2024: 1.9% 5.8% 9.4% 6.2% 15.0% 11.6% 20.1% 15.8% VKTs EBITDA Q1 Q2 Q3 9M P&L (CAD million) Q3 25 Q3 24 VAR. 9M 25 9M 24 VAR. Revenue 578 487 18.6% 1,511 1,267 19.3 % EBITDA 518 431 20.1% 1,283 1,108 15.8 % EBITDA margin 89.6% 88.5% 84.9% 87.4 % EBIT 490 404 21.1% 1,201 1,029 16.7 % EBIT margin 84.7% 83.0% 79.5% 81.2 % Revenue was up by +18.6% compared to Q3 2024, reaching CAD 578 million, and +19.3% compared to 9M 2024, reaching CAD 1,511 million. • Toll revenue (94.5% of total in 9M 2025): +19.3% to CAD 1,429 million, primarily due to higher toll rates effective January 1, 2025. • Fee revenue (5.5% of total in 9M 2025): +18.7% to CAD 83 million, due to higher account fees resulting from higher traffic volumes and higher lease fees due to higher fee rates effective January 1, 2025 and higher enforcement fees. Removal of tolls on Highway 407 East resulted in the end of service fee revenue effective June 1, 2025. (CAD million) Q3 25 Q3 24 VAR. 9M 25 9M 24 VAR. Toll Revenue 551 462 19.3% 1,429 1,197 19.3 % Fee Revenue 27 25 7.1% 83 70 18.7 % Total Revenue 578 487 18.6% 1,511 1,267 19.3 % OPEX increased by +7.1% vs Q3 2024, and +43.4% vs 9M 2024. In Q3 2025, 407 ETR reduced the 2025 Schedule 22 Payment estimate, resulting in an overprovision in the previous quarters. Consequently, a Schedule 22 Payment recovery of CAD 9.8 million was recorded for Q3 2025. The accrued Schedule 22 Payment expense amounted to CAD 35.4 million for 9M 2025. Additionally, expenses rose due to higher billing and collection costs consistent with higher billing volumes, and higher provision for lifetime expected credit loss. Higher system operations costs as result of fewer projects with salary capitalization as the 407 ETR’s enterprise resource planning and customer relationship management project went live in 2024. EBITDA was +20.1% vs. Q3 2024, as a result of higher revenues along with the downward revision to the estimated Schedule 22 Payment. EBITDA was +15.8% vs. 9M 2024, due to higher revenues despite the Schedule 22 Payment expense for 2025. Dividends: A CAD 250 million dividend was paid to shareholders in Q3 2025 (+11.1% vs. Q3 2024). The dividends distributed to Ferrovial were EUR 132 million in 9M 2025 (EUR 117 million in 9M 2024). At the October Board meeting, a CAD 1,050 million dividend was approved for Q4 2025 (+50.0% vs. Q4 2024). Including the dividend approved in October, the total dividend amounted to CAD 1,500 million. Net debt: CAD 9,750 million (average cost of 4.31%) in September 2025 vs. CAD 9,901 million in December 2024. 58% of debt matures beyond 2039. Upcoming debt maturity dates include CAD 16 million in 2025, CAD 796 million in 2026 (including CAD 400 million of the syndicated credit facility) and CAD 377 million in 2027. 407 ETR debt maturity profile (CAD million) Senior Bonds Subordinated Bonds Junior Bonds Syndicated credit facility 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 0 100 200 300 400 500 600 700 • On March 5, 2025, 407 ETR issued CAD 350 million Senior Bonds, Series 25-A1 to repay Senior Bonds, Series 20-A2 on May 22, 2025. • On October 3, 2025, 407 ETR issued CAD 300 million Senior Bonds, Series 25-A2 and CAD 400 million Senior Bonds, Series 25-A3. 407 ETR credit rating Senior Debt Junior Debt Subordinated Debt Outlook S&P A A- BBB Stable DBRS A A low BBB Stable Schedule 22 The toll rate increase by 407 ETR effective February 1, 2024, terminated the Force Majeure event and 407 ETR will be subject to a Schedule 22 Payment for 2025, payable to the Province in 2026. At the end of each reporting period, Management prepares an estimate of the Schedule 22 Payment for the calendar year 2025 (2025 Schedule 22 Payment estimate). Schedule 22 Payment recovery of CAD 9.8 million for Q3 2025 is determined by allocating the 2025 Schedule 22 Payment estimate, on the basis of dividing the toll revenues of 9M 2025, over the total estimated toll revenues for 2025, less the sum of the Schedule 22 Payment expense for Q1 and Q2 2025. Schedule 22 Payment expense (or recovery) for each quarter of 2025 will fluctuate due to the seasonal nature of the business and the amount of Schedule 22 Payment expense (or recovery) recorded in the previous quarters of 2025. The accrued Schedule 22 payment expense amounted to CAD 35.4 million for 9M 2025. 407 ETR Toll Rates 407 ETR implemented a new toll rate and fee rate schedule effective on January 1, 2025. The changes also included additional toll zones and new vehicle classifications for motorcycles and medium-sized vehicles. 407 ETR Shareholder composition update In June 2025, Ferrovial completed the transaction through the direct acquisition of 3.3% and exercised a call option to acquire an additional 1.76%, with a total investment of CAD 1.99 billion (EUR 1.3 billion). *Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures MANAGEMENT REPORT JANUARY - SEPTEMBER 2025 2

MANAGEMENT REPORT JANUARY - SEPTEMBER 2025

DFW MANAGED LANES (USA)

NTE 1-2 (62.97%, globally consolidated)

In Q3 2025, traffic decreased by -3.7% vs. Q3 2024, impacted by the Capacity Improvement construction works.

In 9M 2025, traffic was down -4.4% vs. 9M 2024. This decline is attributed to the Capacity Improvement construction works, along with adverse weather conditions during the first half of 2025.

(USD million)	Q3 25	Q3 24	VAR.	9M 25	9M 24	VAR.
Transactions (million)	9.4	9.8	-3.7%	27.5	28.8	-4.4%
Avg. revenue per transaction (USD)	8.6	7.5	15.3%	8.5	7.5	14.2%
Revenue	81	73	10.7%	236	216	9.1%
Adjusted EBITDA*	71	65	9.6%	205	191	7.4%
Adjusted EBITDA margin*	87.6%	88.4%		86.9%	88.2%	
Adjusted EBIT*	63	57	9.7%	179	168	6.8%
Adjusted EBIT margin*	77.0%	77.6%		75.9%	77.6%	

The average **revenue per transaction** reached USD 8.6 in Q3 2025 (+15.3% vs. Q3 2024) and USD 8.5 in 9M 2025 (+14.2% vs. 9M 2024), positively impacted by better traffic mix and more Mandatory Mode events (tolls are forced to be above soft cap to guarantee a minimum level of service).

NTE ADJUSTED EBITDA EVOLUTION (USD million)


44
57
65
65
71
88.0%
88.4%
86.9%
88.4%
87.6%
Q3 21
Q3 22
Q3 23
Q3 24
Q3 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA affected by the accrual of USD 1.3 million of **revenue sharing** for Q3 2025 (none in Q3 2024), reaching USD 4.0 million for 9M 2025 (none in 9M 2024).

Dividends: NTE distributed USD 108 million at 100% (EUR 60 million FER's share) vs. USD 85 million at 100% (EUR 49 million FER's share) in 9M 2024.

NTE net debt reached USD 1,399 million in September 2025 (USD 1,330 million in December 2024) with an average cost of 4.46%.

NTE Capacity Improvements: as a result of the success of the project, these Capacity Improvements must be implemented earlier than initially anticipated. The Capacity Improvement project started at the end of 2023 and is expected to be completed in early 2027. Ferrovial Construction and Webber are serving as the design-build contractor. As of August 2025, construction progress had advanced to 57%.

Credit rating

	PAB	Bonds	Outlook
Moody's	Baa1	Baa1	Stable
FITCH	BBB+	BBB+	Positive

LBJ (54.60%, globally consolidated)

In Q3 2025, traffic increased by +1.7% vs. Q3 2024, despite the negative impact from the construction works in the nearby corridors.

In 9M 2025, traffic rose by +1.5% compared to 9M 2024, despite the increasing construction traffic affection in the nearby corridors, together with adverse weather conditions during the first half of 2025.

(USD million)	Q3 25	Q3 24	VAR.	9M 25	9M 24	VAR.
Transactions (million)	12.0	11.8	1.7%	34.8	34.3	1.5%
Avg. revenue per transaction (USD)	5.3	4.9	8.4%	5.2	4.8	8.7%
Revenue	64	58	10.0%	181	165	10.1%
Adjusted EBITDA*	54	48	11.6%	152	137	11.1%
Adjusted EBITDA margin*	84.7%	83.5%		83.9%	83.1%	
Adjusted EBIT*	45	39	13.8%	125	111	12.9%
Adjusted EBIT margin*	70.3%	67.9%		69.1%	67.4%	

The average **revenue per transaction** reached USD 5.3 in Q3 2025 (+8.4% vs Q3 2024) and USD 5.2 in 9M 2025 (+8.7% vs. 9M 2024), positively impacted by better traffic mix.

LBJ ADJUSTED EBITDA EVOLUTION (USD million)


29
34
42
48
54
82.4%
81.9%
84.2%
83.5%
84.7%
Q3 21
Q3 22
Q3 23
Q3 24
Q3 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Dividends: LBJ distributed USD 52 million at 100% (EUR 25 million FER's share) vs USD 45 million at 100% (EUR 23 million FER's share) in 9M 2024.

LBJ net debt was USD 1,999 million in September 2025 (USD 2,028 million in December 2024) with an average cost of 4.03%.

Credit rating

	PAB	TIFIA	Bonds	Outlook
Moody's	Baa1	Baa1	Baa1	Stable
FITCH	BBB+	BBB+	BBB+	Stable

NTE 35W (53.67%, globally consolidated)

In Q3 2025, NTE 35W showed solid traffic growth (+4.6% vs. Q3 2024), driven by increased traffic in the corridor.

In 9M 2025, NTE 35W saw traffic growth (+4.1% vs. 9M 2024), driven by increased traffic in the corridor, despite of adverse weather during the first half of 2025.

(USD million)	Q3 25	Q3 24	VAR.	9M 25	9M 24	VAR.
Transactions (million)	13.4	12.8	4.6%	39.1	37.5	4.1%
Avg. revenue per transaction (USD)	7.0	6.3	12.0%	6.8	6.2	10.2%
Revenue	95	81	17.2%	268	233	14.8%
Adjusted EBITDA*	79	68	15.6%	218	195	11.8%
Adjusted EBITDA margin*	83.5%	84.7%		81.5%	83.7%	
Adjusted EBIT*	68	58	17.6%	184	163	12.9%
Adjusted EBIT margin*	71.6%	71.4%		68.9%	70.0%	

The average **revenue per transaction** reached USD 7.0 in Q3 2025 (+12.0% vs Q3 2024) and USD 6.8 in 9M 2025 (10.2% vs. 9M 2024), positively impacted by better traffic mix and the increasing number of Mandatory Mode events, mainly in September.

NTE 35W ADJUSTED EBITDA EVOLUTION (USD million)


33
38
58
68
79
85.3%
86.5%
87.4%
84.7%
83.5%
Q3 21
Q3 22
Q3 23
Q3 24
Q3 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA was affected by the accrual of USD 4.9 million of **revenue sharing** for Q3 2025, compared to USD 3.4 million in Q3 2024. Revenue sharing reached USD 14.8 million for 9M 2025 (USD 10.1 million in 9M 2024).

Dividends: NTE 35W distributed USD 99 million at 100% (EUR 47 million FER's share) vs USD 73 million at 100% (EUR 36 million FER's share) in 9M 2024.

NTE 35W net debt reached USD 1,590 million in September 2025 (USD 1,637 million in December 2024) with an average cost of 5.08%.

On June 3, 2025, NTE 35W issued a new series of bonds for USD 457 million, which will be used to fully repay the TIFIA loan, with a maturity date of June 30, 2040.

Credit rating

	PAB	TIFIA	Outlook
Moody's	Baa1	Baa1	Stable
FITCH	BBB+	BBB+	Stable

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

3

MANAGEMENT REPORT JANUARY - SEPTEMBER 2025

NORTHERN VIRGINIA MANAGED LANES (USA)

I-66 (55.70%, globally consolidated)

In Q3 2025, traffic rose by +13.2% vs. Q3 2024, driven by increased traffic in the corridor, particularly during peak hours, benefiting from greater enforcement of return-to-office mandates.

In 9M 2025, traffic increased by +8.5% vs. 9M 2024, also driven by increased traffic in the corridor, particularly during peak hours, despite severe weather in the first half of 2025.

(USD million)	Q3 25	Q3 24	VAR.	9M 25	9M 24	VAR.
Transactions (million)	9.2	8.1	13.2%	25.7	23.7	8.5%
Avg. revenue per transaction (USD)	8.5	7.5	12.1%	8.4	7.1	18.3%
Revenue	81	63	28.4%	225	174	29.5%
Adjusted EBITDA*	66	49	34.4%	182	137	32.5%
Adjusted EBITDA margin*	81.9%	78.2%		80.8%	79.1%	
Adjusted EBIT*	45	30	46.7%	118	83	42.3%
Adjusted EBIT margin*	55.2%	48.3%		52.6%	47.9%	

The average **revenue per transaction** reached USD 8.5 in Q3 2025, +12.1% vs. Q3 2024, and USD 8.4 in 9M 2025 (+18.3% vs. 9M 2024), improved by higher toll rates.

I-66 ADJUSTED EBITDA EVOLUTION (USD million)


38
49
66
78.2%
78.2%
81.9%
Q3 23
Q3 24
Q3 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Dividends: I-66 distributed USD 64 million at 100% (EUR 32 million FER's share). No dividends were distributed in 9M 2024.

I-66 net debt reached USD 1,682 million in September 2025 (USD 1,730 million in December 2024) with an average cost of 3.58%.

Credit rating

	PAB	TIFIA	Outlook
Moody's	Baa3	Baa3	Stable
FITCH	BBB	BBB	Positive

NORTH CAROLINA MANAGED LANES (USA)

I-77 (72.24%, globally consolidated)

In Q3 2025, traffic was up by +1.5% vs. Q3 2024, reflecting strong performance despite adverse weather conditions, particularly in August with rain and storm alerts.

In 9M 2025, traffic rose by +1.5% vs. 9M 2024, showing solid performance including the positive impact from closures on alternative routes observed in Q1, partially offset by the adverse weather impact during the year.

(USD million)	Q3 25	Q3 24	VAR.	9M 25	9M 24	VAR.
Transactions (million)	10.5	10.4	1.5%	31.5	31.0	1.5%
Avg. revenue per transaction (USD)	3.1	2.5	25.7%	3.0	2.4	24.4%
Revenue	33	26	27.1%	96	77	25.8%
Adjusted EBITDA*	21	18	19.5%	60	50	21.1%
Adjusted EBITDA margin*	63.0%	67.0%		62.4%	64.8%	
Adjusted EBIT*	18	14	25.3%	51	40	27.8%
Adjusted EBIT margin*	53.2%	53.9%		52.7%	51.9%	

The average **revenue per transaction** reached USD 3.1 in Q3 2025, +25.7% compared to Q3 2024 and USD 3.0 in 9M 2025 (+24.4% vs. 9M 2024), positively impacted by higher toll rates.

I-77 ADJUSTED EBITDA EVOLUTION (USD million)


6
11
17
18
21
59.4%
65.1%
72.0%
67.0%
63.0%
Q3 21
Q3 22
Q3 23
Q3 24
Q3 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA was affected by the accrual of USD 5.4 million in **revenue sharing** for **Q3 2025, including the revenue share from extended vehicles,** compared to USD 2.4 million in Q3 2024. Revenue sharing including extended vehicles sharing totaled USD 15.7 million for 9M 2025 (USD 6.9 million in 9M 2024).

Dividends: I-77 distributed USD 22 million at 100% (EUR 14 million FER's share). In 9M 2024, I-77 distributed dividends for the first time with an extraordinary dividend amounting to USD 293 million at 100% (EUR 195 million FER's share).

I-77 net debt was USD 448 million in September 2025 (USD 466 million in December 2024) with an average cost of 6.24%.

Credit rating

	PAB	USPP NOTES	Outlook
FITCH	BBB+	BBB+	Stable
DBRS	BBB	BBB	Stable

IRB (INDIA)

Ferrovial's nine months consolidated financial statements only include IRB's and IRB Infrastructure Trust's contribution for the first half of the year (January to June, six months).

IRB Infrastructure Developers (IRB) (19.86%, equity-accounted)

IRB Group's project portfolio (including Private and Public InvIT) has 26 road projects that include 18 Build, Operate and Transfer (BOT), 4 Toll-Operate-Transfer (TOT), and 4 Hybrid Annuity Model (HAM) projects.

(EUR million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.
Revenue	196	215	-9.0%	402	494	-18.6%
Adjusted EBITDA*	81	106	-24.0%	164	255	-35.4%
Adjusted EBITDA margin*	41.3 %	49.5 %		40.9 %	51.6 %	
Adjusted EBIT*	54	79	-31.3%	107	196	-45.4%
Adjusted EBIT margin*	27.5 %	36.5 %		26.7 %	39.8 %	

IRB Infrastructure Trust (23.99%, equity-accounted)

IRB Infrastructure Trust ("Private InvIT") manages a portfolio of 14 highways in operation plus 1 under construction across India.

(EUR million)	Q2 25	H1 25
Revenue	180	382
Adjusted EBITDA*	77	152
Adjusted EBITDA margin*	42.8 %	39.8 %
Adjusted EBIT*	56	106
Adjusted EBIT margin*	30.9 %	27.9 %

*Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures

4

MANAGEMENT REPORT JANUARY - SEPTEMBER 2025

ASSETS UNDER DEVELOPMENT

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	CINTRA SHARE
Equity Consolidated	**736**	**184**	**3,857**	
Silvertown Tunnel	0	26	1,355	22.5%
Anillo Vial Periférico	26	143	-	35.0%
IRB Private InvIT	710	15	2,502	24.0%

- **Anillo Vial Periférico (Lima, Peru):** a Cintra led-consortium, signed the concession contract to develop the Anillo Vial Periférico (Peripheral Ring Road) in Lima under a concession format with an investment of USD 3.4 billion in November 2024. This amount includes contributions from public funds by the Public Administration. Ferrovial, through Cintra, owns 35% of the consortium. This project comprises the design, financing, construction, management and maintenance of a 34.8 km urban highway.

TENDERS PENDING

Ferrovial remains focused on the U.S. as its key market, and continues to closely monitor private initiatives:

- In February 2025, a Cintra-led consortium was shortlisted for bidding on the **I-285 East Express Lanes** in Atlanta (Georgia). The project consists of the implementation of Managed Lanes along 30 miles of the highly congested ring road; bid submission is anticipated during H1 2026. Additionally, the Georgia DOT expects to issue the request for qualification (RFQ) for the **I-285 West Express Lanes** before the end of 2026, the project will cover 11 miles.
- Additionally, a Cintra-led consortium was shortlisted for bidding on the **I-24 Southeast Choice Lanes** project in Tennessee. The project will span 25 miles (Phase One: 20 miles and Phase Two: 5 miles), covering the area between I-40 in Nashville and I-840 in Murfreesboro.
- North Carolina DOT continues to work in collaboration with the regional planning authority (CRTPO) on the **I-77 South Express Lanes** project. NCDOT released the request for qualifications (RFQ) in August 2025, with the submission expected by December 2025.
- Ferrovial continues to analyze other opportunities that could be in the market during 2026.

In addition to these opportunities in the U.S., Cintra is active in other geographies where selective investments could be pursued. As an example, Cintra was shortlisted for the bidding of **D35 Highway** project (Czech Republic) in December 2024, which follows an availability payment concession model. The project involves the total reconstruction of an existing 35 km section of D35, as well as the operation and maintenance of this section and an adjacent 22 km section reconstructed by third parties.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

5

MANAGEMENT REPORT JANUARY - SEPTEMBER 2025

Airports

NTO at JFK (49%, equity-accounted) – USA

As of September 30, 2025, Ferrovial has contributed USD 1,068 million of equity to the NTO (New Terminal One) project at New York's John F. Kennedy International Airport. Ferrovial's total equity commitment for the project is USD 1,142 million. The next equity contribution of USD 74 million will not take place until 2026, and it will be the last one scheduled.

NTO remains on Budget and keeps progressing facing a crucial year for Construction and Integration. In terms of schedule, acceleration measures are being discussed with the contractor in order to guarantee that the official opening date is achieved. As of August 2025, construction progress had advanced to 78%.

In Q3 2025, NTO team intensified efforts around the operational readiness of the terminal to ensure a smooth transition from construction to full operation. Additionally, NTO made significant progress on the construction of several airline lounges. The terminal is expected to be operational in 2026, with the concession contract ending in 2060.

As of the date of this publication, NTO has reached 21 agreements with airlines[1], including contracts executed with 14 airlines and 7 letters of intent (LOIs). Additionally, advanced discussions are currently ongoing with several leading international carriers.

In July 2025, NTO completed the remaining debt refinancing process of Phase A through the issuance of green bonds totaling USD 1.4 billion, with an all-in interest cost of 5.4% (weighed average maturity of 28 years). The total weighted average of Phase A financing, c. USD 6 billion, carries an all-in interest cost of c.5%.

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	FERROVIAL SHARE
NTO	981	63	3,528	49%

Credit rating

	Green Bonds 2023	Green Bonds 2024	Green Bonds 2025	Outlook
Moody's	Baa3	Baa3	Baa3	Stable
Fitch	BBB-	BBB-	BBB-	Stable
Kroll	BBB-	BBB-	BBB-	Stable

Dalaman (60%, globally consolidated) – Turkey

Traffic: number of passengers reached 2.7 million in Q3 2025, -2.3% vs. Q3 2024, and -1.5% compared to 9M 2024. International traffic was significantly impacted by macroeconomic conditions and geopolitical challenges in Turkey during the summer season.

(EUR million)	Q3 25	Q3 24	VAR.	9M 25	9M 24	VAR.
Traffic	2.7	2.8	-2.3%	4.7	4.8	-1.5%
Revenue	41	42	-1.7%	69	67	2.9%
Adjusted EBITDA*	35	36	-2.7%	55	54	1.8%
Adjusted EBITDA margin*	86.5%	87.4%		79.7%	80.6%	
Adjusted EBIT*	24	25	-3.6%	36	36	-0.3%
Adjusted EBIT margin*	59.9%	61.1%		51.4%	53.1%	

Revenue reached EUR 41 million in Q3 2025 (-1.7% vs Q3 2024) and +2.9% vs 9M 2024.

Adjusted EBITDA stood at EUR 35 million in Q3 2025 (-2.7% vs Q3 2024) and +1.8% vs 9M 2024. 9M Adj. EBITDA growth reflects strong commercial performance, enhanced by recent upgrades to the airport's commercial layout.

Dividends: Dalaman distributed EUR 7 million FER's share.

Dalaman net debt stood at EUR 42 million as of September 30, 2025 (EUR 70 million as of December 31, 2024).

Heathrow and AGS divestments

On July 3, 2025, Ferrovial completed the sale of its 5.25% stake in **Heathrow** to Ardian for EUR 539 million. As a result of the transaction, Ferrovial recognized a profit of EUR 27 million, mainly corresponding to the interest accrued since the announcement and the transaction costs. The cash proceeds were received in Q3 2025.

On January 28, 2025, Ferrovial completed the sale of its 50% stake in **AGS** to Avialliance UK Limited for GBP 450 million (EUR 534 million). The transaction resulted in a capital gain of EUR 297 million in Q1 2025.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

[1] *This figure counts Korean Air and Asiana Airlines as one airline, following their merger on December 12, 2024.*

6

MANAGEMENT REPORT JANUARY - SEPTEMBER 2025

Construction

Revenue	**EUR 5,420 million**	**+4.6%**	**LfL growth***
Adjusted EBIT*	**EUR 202 million**	**3.7%**	**Adjusted EBIT* margin**

Revenue increased by +4.6% LfL vs. 9M 2024, with significant growth seen in North America at +14%. North America contributed 35% to revenue, while Poland accounted for 28%.

In 9M 2025, Construction recorded **an adjusted EBIT** of EUR 202 million, resulting in a 3.7% adjusted EBIT margin (3.9% in 9M 2024). The Construction division has shown positive progress over previous quarters, aligning with the strategic target. Details by subdivision:

- **Budimex:** Revenue decreased by -0.5% LfL vs. 9M 2024, primarily attributable to a higher proportion of Design and Build Civil Works contracts, which typically exhibit lower execution levels during their initial stages. The adjusted EBIT margin for 9M 2025 remained solid at 7.6%, in line with the level recorded in 9M 2024.
- **Webber:** Revenue increased by +21.2% LfL vs. 9M 2024, largely from Civil Works activities on the back of numerous awards in 2023 and 2024. The adjusted EBIT margin stood at 3.0% in 9M 2025, consistent with the level recorded in 9M 2024.
- **Ferrovial Construction:** Revenue decreased slightly by -0.1% LfL vs. 9M 2024, primarily due to the completion of major contracts in North America, such as the California High-Speed Rail project, and the Silvertown Tunnel in the UK, partially offset by higher contribution from Canada and Spain. The adjusted EBIT margin was 1.7% in 9M 2025 (1.9% in 9M 2024) continuing the positive trend seen in previous quarters. This performance was supported by broad-based improvements across all regions, resulting from effective risk mitigation in the final phases of projects and improved execution as projects advanced beyond their initial stages. Profitability in 2025 is also affected by significant investment effort in bidding for projects in USA and costs related to digitalization and IT systems.

9M 2025 Order book & LfL change vs December 2024:
(EUR million)


LfL growth*
+22.4%
-9.0%
+8.3%
7,700
4,004
5,464
F. Construction
Budimex
Webber

The **order book** remained at a high level of EUR 17,168 million as of September 2025 (+9.1% LfL compared with December 2024). The Civil Works segment remains the largest segment (69%) and continues to adopt highly selective criteria when participating in tenders. North America contributed 47% to the order book, while Poland accounted for 22%, Spain 15% and the UK 10%.

The percentage of the construction order book (excluding Webber and Budimex) from projects with Ferrovial reached 3% in September 2025 (6% in December 2024).

As of September 2025, the order book figure does not include pre-awarded contracts or contracts pending of commercial or financial agreement, which amount to approximately EUR 2,275 million. These primarily consist of contracts from Budimex (EUR 1,200 million), Ferrovial Construction (EUR 900 million) notably Anillo Vial Periferico project in Peru (EUR 800 million), and Webber (EUR 175 million). The percentage of order book with group companies would have reached 13%, if Anillo Vial Periferico in Peru was included in the order book.

P&L DETAILS (EUR million)

CONSTRUCTION	Q3 25	Q3 24	VAR.	9M 25	9M 24	VAR.	LfL growth*
Revenue	1,966	1,866	5.4%	5,420	5,237	3.5%	4.6%
Adjusted EBITDA*	120	140	-14.0%	311	324	-3.9%	-2.3%
Adjusted EBITDA margin*	6.1%	7.5%		5.7%	6.2%		
Adjusted EBIT*	83	95	-13.4%	202	203	-0.4%	1.0%
Adjusted EBIT margin*	4.2%	5.1%		3.7%	3.9%		
Order book*/**				17,168	16,755	2.5%	9.1%
BUDIMEX	**Q3 25**	**Q3 24**	**VAR.**	**9M 25**	**9M 24**	**VAR.**	**LfL growth***
Revenue	581	576	0.8%	1,528	1,513	1.0%	-0.5%
Adjusted EBITDA*	58	58	-0.1%	147	144	2.0%	0.5%
Adjusted EBITDA margin*	10.0%	10.1%		9.6%	9.5%		
Adjusted EBIT*	47	49	-4.1%	116	117	-0.8%	-2.3%
Adjusted EBIT margin*	8.1%	8.5%		7.6%	7.8%		
Order book*/**				4,004	4,389	-8.8%	-9.0%
WEBBER	**Q3 25**	**Q3 24**	**VAR.**	**9M 25**	**9M 24**	**VAR.**	**LfL growth***
Revenue	524	445	17.8%	1,423	1,210	17.6%	21.2%
Adjusted EBITDA*	33	36	-8.3%	83	81	1.9%	5.3%
Adjusted EBITDA margin*	6.2%	8.0%		5.8%	6.7%		
Adjusted EBIT*	18	16	11.7%	43	37	15.6%	19.5%
Adjusted EBIT margin*	3.5%	3.7%		3.0%	3.1%		
Order book*/**				5,464	5,710	-4.3%	8.3%
F. CONSTRUCTION	**Q3 25**	**Q3 24**	**VAR.**	**9M 25**	**9M 24**	**VAR.**	**LfL growth***
Revenue	861	844	2.0%	2,469	2,514	-1.8%	-0.1%
Adjusted EBITDA*	30	46	-35.8%	81	98	-17.3%	-13.2%
Adjusted EBITDA margin*	3.5%	5.5%		3.3%	3.9%		
Adjusted EBIT*	17	30	-42.1%	43	48	-11.5%	-5.0%
Adjusted EBIT margin*	2.0%	3.6%		1.7%	1.9%		
Order book*/**				7,700	6,657	15.7%	22.4%

Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures Order book vs. December 2024.*

7

MANAGEMENT REPORT JANUARY - SEPTEMBER 2025

Consolidated Net Debt

CONSOLIDATED NET DEBT*

(EUR million)	SEP-25	DEC-24
Cash and cash equivalents from ex-infrastructure project companies	-3,156	-4,653
Short and long-term borrowings from ex-infrastructure project companies	2,481	2,889
Other from ex-infrastructure project companies**	-31	-30
Consolidated Net Debt of ex-infrastructure project companies*	**-706**	**-1,794**
Cash and cash equivalents from infrastructure project companies	-250	-175
Short and long-term borrowings from infrastructure project companies	7,743	8,400
Other from infrastructure project companies***	-447	-369
Consolidated Net Debt of infrastructure project companies*	**7,046**	**7,856**
Consolidated Net Debt*	**6,340**	**6,061**

CONSOLIDATED BORROWINGS

SEP-25 (EUR million)	Ex-infrastructure project companies	Infrastructure project companies	Consolidated
Short and long-term borrowings	2,481	7,743	10,223
% fixed	99.6%	96.1%	96.9%
% variable	0.4%	3.9%	3.1%
Average rate	2.2%	4.5%	4.0%
Average maturity (years)	3	18	14

Consolidated Net Debt of Ex-Infrastructure project companies

CONSOLIDATED NET DEBT*

Cash and cash equivalents	**EUR -3,156 million**
Borrowings and other	**EUR 2,450 million**
Consolidated Net Debt of ex-infrastructure project companies*	**EUR -706 million**

LIQUIDITY*

(EUR million)	SEP-25
Cash and cash equivalents	3,156
Undrawn credit lines	1,010
Other	10
Total Liquidity ex-infrastructure projects	**4,175**

DEBT MATURITIES (EUR million)

2025*	2026	2027	>2028
96	798	64	1,502

(*) In 2025, ex-infrastructure debt includes outstanding ECP (Euro Commercial Paper), which at September 30th, 2025, had a carrying amount of EUR 100 million (2.047% average rate) and maturing in 2025-2026.

RATING

Standard & Poor's	**BBB / stable**
Fitch Ratings	**BBB / stable**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

***Other from ex-infrastructure project companies includes non-current restricted cash, forwards hedging and cross currency swaps balances, intragroup position balances and other short term financial assets, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*

****Other from infrastructure project companies includes short and long term borrowings, non-current restricted cash and intragroup position balances, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*

8

MANAGEMENT REPORT JANUARY - SEPTEMBER 2025

CHANGE IN CONSOLIDATED NET DEBT OF EX-INFRASTRUCTURE PROJECT COMPANIES (EUR million)*/**


CASH FLOWS EUR -1,497 M
OPERATING (EUR +144 M)
INVESTING (EUR -506 M)
FINANCING (EUR -1,135 M)
4,653
CASH
406
(93)
(81)
(88)
(1,769)
106
1,157
(426)
(609)
(99)
3,156
CASH
DEBT & OTHERS
2,858
Dividends from projects
Construction Op. Cash Flow (ex-tax payments, ex-dividends)
Other cash flows from (used in) operating activities (ex-tax payments)
Tax payments
Cash flows from (used in) investing activities (ex-Interests received & ex-Divestments)
Interest received and other investing activities cash flows
Divestments
Shareholder Distributions
Other cash flows from (used in) financing activities
Effect of exchange rate on Cash & Cash equivalents
DEBT & OTHERS
2,450
CHANGES IN DEBT AND OTHER NET DEBT COMPONENTS EUR +409 M
NET DEBT EUR -1.794M
FY 24
NET DEBT EUR -706M
9M 25

(**) Due to rounding, numbers may not add up precisely.
Ferrovial's consolidated net debt includes Budimex's consolidated net debt at 100% that reached EUR -733 million in December 2024 and EUR -470 million in September 2025.

Cash and cash equivalents at ex-infrastructure project companies stood at EUR 3,156 million in September 2025 vs. EUR 4,653 million in December 2024. The main drivers of this change were:

- **Dividends from projects** amounted to EUR 406 million, of this amount EUR 324 million came from Highways including EUR 132 million from 407 ETR, EUR 133 million from Texas Managed Lanes, EUR 32 million from I-66 and EUR 14 million from I-77. Additionally, Energy distributed EUR 54 million and the Airports division distributed EUR 27 million, including EUR 16 million from Heathrow, EUR 7 million from Dalaman and EUR 4 million from Doha's airport maintenance contract.
- **Construction operating cash flow (ex- tax payments, ex-dividend)** reached EUR -93 million, impacted by the lack of relevant advance payments in 9M 2025.
- **Tax payments** reached EUR -88 million, including EUR -32 million of corporate income tax in Budimex.
- **Investments** stood at EUR -1,769 million, mainly due to the additional 5.06% stake acquired in 407 ETR (EUR 1,271 million) and the EUR 239 million of equity invested in NTO.
- **Interest received and other investing activities cash flow** amounted to EUR 106 million, mainly related to cash remuneration.
- **Divestments** reached EUR 1,157 million, largely driven by the divestment of Heathrow (EUR 539 million) and the divestment of AGS (EUR 534 million), along with the sale of the mining services business in Chile for EUR 24 million and the deferred payment for the sale of Serveo of EUR 15 million.
- **Shareholder distributions** at EUR -426 million, including EUR -40 million from cash elected in the first scrip dividend and EUR -386 million of share repurchases. These repurchases were made under the share buyback program announced on August 23, 2024, later extended and increased on December 13, 2024, and concluded on May 30, 2025, along with the new share buyback program that began on June 2, 2025.
- **Other cash flows from (used in) financing activities** amounted to EUR -609 million, including the repayment of the revolving facility (EUR -250 million), the reduction of Euro Commercial Paper (EUR -150 million), financial leases (EUR -85 million), and interest payments (EUR -61 million).
- **Effect of exchange rate on Cash & Cash equivalents** was EUR -99 million, mainly from USD.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

9

Appendix I – Scrip dividend, share buy-back and cancellation of shares SHAREHOLDERS MEETING AUTHORIZATIONS The Board was authorized by the shareholders meeting, at its annual meeting held on April 24, 2025 (the “AGM”), for a period of 18 months from the date of the AGM (up to and including October 26, 2026), to: • Issue shares and grant rights to subscribe for shares (i) for general purposes and (ii) for the purposes of scrip dividends, up to a maximum of 10% and 5%, respectively, of issued share capital at the date of the AGM. • Limit or exclude preemptive rights for shares (i) for general purposes and (ii) for the purposes of scrip dividends, up to a maximum of 10% and 5%, respectively, of issued share capital at the date of the AGM. • Acquire shares up to a maximum of 10% of Ferrovial’s issued share capital at the date of the AGM. • Cancel shares in a number to be determined by the Board of Directors. The cancellation may be implemented in one or more tranches. SCRIP DIVIDENDS First scrip dividend On May 13, 2025, Ferrovial announced an interim scrip dividend of EUR 228 million in aggregate, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. Ferrovial also announced on (i) May 21, 2025, that the interim scrip dividend per share in the share capital of Ferrovial amounted to EUR 0.3182; and (ii) June 23, 2025, that the ratio for the interim scrip dividend was one (1) new Ferrovial share for every 140.8733 existing Ferrovial shares (the “Ratio”). Accordingly, pursuant to the Ratio, Ferrovial issued 4,195,421 new Ferrovial shares. Second scrip dividend On October 15, 2025, Ferrovial announced a second interim scrip dividend for 2025 of EUR 342 million in aggregate, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. Ferrovial also announced on October 23, 2025, that the dividend per share in the share capital of Ferrovial amounts to EUR 0.4769. On November 20, 2025, Ferrovial is expected to announce the ratio for the second interim scrip dividend. Ferrovial will calculate the ratio such that the gross EUR value of dividend in shares will be approximately equal to the gross dividend in cash. SHARE BUY-BACK AND CANCELLATION OF SHARES August 2024-May 2025 buyback program On August 23, 2024, Ferrovial announced a share buy-back program of up to 30 million shares for a maximum amount of EUR 300 million, with the purpose of repurchasing Ferrovial shares in the context of various corporate actions (such as, for instance, employee share incentives, placement of share in the market, or cancelling repurchased shares). On December 13, 2024 Ferrovial announced the extension of the August 23, 2024 program to May 30, 2025, and an increase in the maximum amount by EUR 300 million, bringing the total maximum amount to EUR 600 million. During 2025, Ferrovial acquired a total of 6,300,460 shares under this share buy-back program for a total of EUR 266 million. June 2025-May 2026 buyback program On March 14, 2025 Ferrovial announced a new share buy-back program with the following key terms: • Purpose: to cancel the shares to be repurchased, reducing the Ferrovial’s issued share capital. • Maximum net investment: EUR 500 million. In no case may the number of shares to be acquired under the program exceed 15 million shares, representing approximately 2.06% of Ferrovial’s share capital as of March 14, 2025. Duration: the program has been authorized for a period beginning the next trading day following the end of Ferrovial repurchase program (announced to the market on August 23, 2024) up to May 29, 2026 (both inclusive), without prejudice that Ferrovial may extend its duration in view of the prevailing circumstances and in the interest of Ferrovial and its stakeholders. • Ferrovial reserves the right to terminate the program if, prior to that term, it has acquired shares under the program for either a price that reaches the maximum net investment amount or the maximum number of shares authorized, or if any other circumstance makes it advisable to do so. As of September 30, 2025, 2,610,000 shares were repurchased under this new program for a total of EUR 120 million. Cancellation of ordinary shares On October 6, 2025, Ferrovial announced that, under the terms approved by the AGM, it has resolved to cancel a maximum of 10,500,000 treasury shares. The cancellation of these shares will become effective once all the necessary formalities, including completing the statutory two-month creditor opposition period, have been conducted in accordance with the regulations governing the reduction of its issued share capital. Appendix II – Shareholder Structure This information is based on Ferrovial’s SE substantial holdings (i.e., shareholdings equal or above 3% of the issued share capital) filed with the public register of the Dutch Authority for the Financial Markets Authority (AFM - Autoriteit Financiële Markten) as of September 30, 2025: 21.3% 10.0% 8.6% 5.0% 3.6% 51.5% R. del Pino Calvo-Sotelo TCI Fund Management Ltd M. del Pino y Calvo-Sotelo Lazard Asset Management BlackRock Free Float MANAGEMENT REPORT JANUARY - SEPTEMBER 2025 10

MANAGEMENT REPORT JANUARY - SEPTEMBER 2025

Appendix III – Highways details by asset

HIGHWAYS – GLOBAL CONSOLIDATION

(EUR million)	TRAFFIC (Million of transactions)			REVENUE			ADJ. EBITDA*			ADJ. EBITDA MARGIN*		NET DEBT*	
Global consolidation	**9M 25**	**9M 24**	**VAR.**	**9M 25**	**9M 24**	**VAR.**	**9M 25**	**9M 24**	**VAR.**	**9M 25**	**9M 24**	**9M 25**	**SHARE**
NTE	28	29	-4.4%	211	199	5.9%	183	176	4.3%	86.9%	88.2%	1,190	63.0%
LBJ	35	34	1.5%	162	152	6.9%	136	126	7.9%	83.9%	83.1%	1,700	54.6%
NTE 35W	39	38	4.1%	239	215	11.4%	195	180	8.5%	81.5%	83.7%	1,352	53.7%
I-77	31	31	1.5%	86	70	22.2%	54	46	17.6%	62.4%	64.8%	381	72.2%
I-66	26	24	8.5%	201	160	25.8%	162	126	28.6%	80.8%	79.1%	1,431	55.7%
TOTAL USA				**899**	**796**	**13.0%**	**730**	**653**	**11.8%**			**6,054**	
Autema**	19,009	16,836	12.9%	59	52	12.4%	53	46	13.9%	89.4%	88.3%	533	76.3%
Aravia**	41,720	39,682	5.1%	39	34	14.3%	33	26	24.7%	84.8%	77.7%	-42	100.0%
TOTAL SPAIN				**97**	**86**	**13.1%**	**85**	**72**	**17.8%**			**492**	
Via Livre				7	12	-39.3%	1	3	-60.6%	14.3%	22.0%	-6	84.0%
TOTAL PORTUGAL				**7**	**12**	**-39.3%**	**1**	**3**	**-60.6%**			**-6**	
TOTAL HEADQUARTERS AND OTHER* **				**17**	**23**	**-23.8%**	**-66**	**-56**	**-18.3%**			**10**	
TOTAL HIGHWAYS				**1,021**	**916**	**11.5%**	**751**	**673**	**11.6%**	**73.5%**	**73.4%**	**6,549**	

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*
***Traffic in ADT (Average Daily Traffic)*
****Revenue and Adjusted EBITDA include Headquarters and Other, while Net Debt refers only to Next Move*

HIGHWAYS – EQUITY-ACCOUNTED

(EUR million)	TRAFFIC (ADT)			REVENUE			EBITDA			EBITDA MARGIN		NET DEBT	
Equity accounted	**9M 25**	**9M 24**	**VAR.**	**9M 25**	**9M 24**	**VAR.**	**9M 25**	**9M 24**	**VAR.**	**9M 25**	**9M 24**	**9M 25**	**SHARE**
407 ETR (VKT million)	2,102	1,980	6.2%	966	857	12.8%	820	749	9.5%	84.9%	87.4%	5,957	48.3%
M4*		38,406	n.a.		29	n.a.		16	n.a.		54.6%		
M3*		44,942	n.a.		10	n.a.		5	n.a.		45.5%		
A-66 Benavente Zamora*					21	n.a.		18	n.a.		83.9%		
Serrano Park*					5	n.a.		3	n.a.		68.2%		
Silvertown Tunnel				47	36	30.9%	42	36	17.8%	90.0%	100.0%	1,355	22.5%
Ruta del Cacao				102	105	-2.6%	87	93	-5.9%	85.9%	88.8%	258	30.0%
EMESA				143	145	-2.0%	80	90	-10.9%	56.1%	61.7%	133	10.0%
IRB				402	494	-18.6%	164	255	-35.4%	40.9%	51.6%	1,128	19.9%
IRB Private InvIT				382		n.s.	152		n.s.	39.8%		2,502	24.0%
Toowoomba				18	22	-17.8%	4	5	-12.7%	22.6%	21.2%	187	40.0%
OSARs				4	5	-9.6%	4	4	-8.8%	85.8%	85.1%	179	50.0%
Zero ByPass (Bratislava)				27	31	-11.1%	22	26	-15.6%	80.9%	85.2%	758	35.0%

**Following the Umbrella Roads BV transaction completed in October 2024, the M4, M3, A-66 Benavente-Zamora, and Serrano Park were divested.*

Appendix IV – Exchange rate movements

Exchange rates expressed in units of currency per Euro, with negative variations representing euro depreciation and positive variations euro appreciation.

	LAST EXCHANGE RATE (BALANCE SHEET)	CHANGE 2025/2024	AVERAGE EXCHANGE RATE (P&L)	CHANGE 2025/2024
GBP	0.8735	3.8%	0.8507	-1.0%
US Dollar	1.1757	13.7%	1.1194	0.7%
Canadian Dollar	1.6366	7.6%	1.5638	4.2%
Polish Zloty	4.2656	-0.7%	4.2407	-1.7%
Australian Dollar	1.7761	7.0%	1.7455	5.0%
Indian Rupee	104.3184	12.7%	96.8528	3.9%

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Appendix V – Alternative Performance Measures This quarterly results report presents selected financial and operating information that has not been audited. This information has been prepared in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. In addition, in this quarterly results report the management provides other selected non-IFRS regulated financial measures, that Ferrovial refers to as “APMs” (Alternative Performance Measures) according to the directives of European Securities and Markets Authority (ESMA) or “Non-IFRS measures”. In this quarterly results report, Ferrovial has considered the following non-IFRS measures: – Non-IFRS measures related to operating results, including Adjusted EBIT and Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin, Comparable or “Like-for-like” (“LfL”) Growth and Order Book. – Non-IFRS measures related to liquidity and capital resources, including Consolidated Net Debt and Ex-Infrastructure Liquidity. These non-IFRS measures and APMs are not audited and should not be considered as alternatives to information included in this quarterly results report, such as operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity. Ferrovial believes that these measures are metrics commonly used by investors to evaluate our performance and that of our competitors. Ferrovial further believes that the disclosure of these measures is useful to investors, as these measures form the basis of how our executive team and the Board evaluate our performance. By disclosing these measures, Ferrovial believes that Ferrovial creates for investors a greater understanding of, and an enhanced level of transparency into, some of how our management team operates and evaluates us and facilitates comparisons of the current period’s results with prior periods. While similar measures are widely used in the industry in which Ferrovial operates, the financial measures Ferrovial used may not be comparable to similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with EU-IFRS. 1. Non-IFRS Measures: Operating Results 1.1 Adjusted EBIT and Adjusted EBIT Margin Adjusted EBIT is defined as our operating profit/(loss) for the period excluding impairment and disposal of fixed assets. Ferrovial reconciles Adjusted EBIT to operating profit/(loss) instead of net profit/(loss) because that is the most directly comparable measure presented in accordance with EU-IFRS in this quarterly results report. Adjusted EBIT is a non-IFRS financial measure and should not be considered as an alternative to operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBIT does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBIT of other companies. Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenue for the relevant period. The detailed reconciliation of our Adjusted EBIT to our operating profit/(loss) can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial-information/ (Excel file: Q3 2025 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Highways and Airports subdivisions. 1.2 Adjusted EBITDA and Adjusted EBITDA Margin Adjusted EBITDA is defined as our operating profit/(loss) for the period excluding impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. Ferrovial reconciles Adjusted EBITDA to operating profit/(loss) instead of net profit/(loss) because that is the most directly comparable measure presented in accordance with EU-IFRS in this quarterly results report. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Ferrovial uses Adjusted EBITDA to provide an analysis of our operating results, excluding depreciation and amortization, as they are non-cash variables, which can vary substantially from company to company depending on accounting policies and accounting valuation of assets. Adjusted EBITDA is used as an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. Adjusted EBITDA is a measure which is widely used to track our performance and profitability as well as to evaluate each of our businesses and the level of debt by comparing the Adjusted EBITDA with Consolidated Net Debt. However, Adjusted EBITDA does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBITDA of other companies. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by our revenues for the relevant period. The detailed reconciliation of our Adjusted EBITDA to our operating profit/(loss) can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial-information/ (Excel file: Q3 2025 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Highways and Airports subdivisions. 1.3 Comparable or “Like-for-like” (“LfL”) Growth Comparable Growth, also referred to as “Like-for-like” Growth (“LfL”), corresponds to the relative year-on-year variation in comparable terms of the figures for revenue, Adjusted EBIT and Adjusted EBITDA. Comparable or “Like-for-like” (“LfL”) Growth is a non-IFRS financial measure and should not be considered as an alternative to revenues, operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Comparable or “Like- for-like” (“LfL”) Growth is calculated by adjusting each year, in accordance with the following rules: • Elimination of the exchange-rate effect, calculating the results of each period at the rate in the current period. • Elimination of impairment and disposal of fixed asset for each period. • In the case of disposals of any of our companies and loss of control thereto, elimination of the operating results of the disposed company when the impact effectively occurred to achieve the homogenization of the operating result. • Elimination of the restructuring costs in all periods. • In acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies except in the case where this elimination is not possible due to the high level of integration with other reporting units. Material companies are those the revenue of which represent ≥5% of the reporting unit’s revenue before the acquisition. • In the case of changes in the accounting model of a specific contract or asset, when material, application of the same accounting model to the previous year’s operating result. MANAGEMENT REPORT JANUARY - SEPTEMBER 2025 12

• Elimination of other non-recurrent impacts (mainly related to tax and human resources) considered relevant for a better understanding of our underlying results in all periods. Ferrovial uses Comparable or “Like-for-like” (“LfL”) Growth to provide a more homogenous measure of the underlying profitability of its businesses, excluding non-recurrent elements which would induce a misinterpretation of the reported growth, impacts such as exchange- rate movements, or changes in the consolidation perimeter which distort the comparability of the information. Additionally, Ferrovial believes that it allows us to provide homogenous information for better understanding of the performance of each of our businesses. The detailed reconciliation of our revenues on like-for-like basis to our revenues, Adjusted EBIT/EBITDA on like-for-like basis to our operating profit/(loss), by business division, can be found in the selected financial information available at https://www.ferrovial.com/en/ir- shareholders/financial-information/quarterly-financial-information/ (Excel file:Q3 2025 Alternative Performance Measures). 1.4 Order Book Order Book corresponds to our income which is pending execution corresponding to those contracts of the Construction Business Division which Ferrovial has signed and over which Ferrovial has certainty regarding their future execution. The Order Book is calculated by adding the contracts of the actual year to the balance of the contract Order Book at the end of the previous year, less the income recognized in the current year. The total income from a contract corresponds to the agreed price or rate corresponding to the delivery of goods and/or the rendering of the contemplated services. If the execution of a contract is pending the closure of financing, the income from said contract will not be added to the calculate the Order Book until said financing is closed. Ferrovial uses the Order Book as an indicator of our future income, as it reflects, for each contract, the final revenue minus the net amount of work performed. There is no comparable financial measure to the Order Book in IFRS. This reconciliation is based on the order book value of a specific construction being comprised of its contracting value less the construction work completed, which is the main component of the sales figure. Therefore, it is not possible to present a reconciliation of the Order Book to our Financial Statements. Ferrovial believes the difference between the construction work completed and the revenue reported for the Construction Business Division in the Financial Statements is attributable to the fact that these are subject to, among others, the following adjustments: (i) consolidation adjustments, (ii) charges to joint ventures, (iii) sale of machinery, and (iv) confirming income. 2. Non-IFRS Measures: Liquidity and Capital Resources 2.1 Consolidated Net Debt Consolidated Net Debt corresponds to our balance of cash and cash equivalents minus short and long-term borrowings and other financial items that include our non-current restricted cash, the balance related to exchange-rate derivatives (covering both the debt issuance in currency other than the currency used by the issuing company, through forward hedging derivatives, and cash positions that are exposed to exchange rate risk, through cross currency swaps) and other short term financial assets. Lease liabilities are not part of our Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Ferrovial further breaks down our Consolidated Net Debt into two categories: • Consolidated Net Debt of infrastructure project companies: corresponds to our infrastructure project companies, which has no recourse to us, as a shareholder, or with recourse limited to the guarantees issued. • Consolidated Net Debt of ex-infrastructure project companies: corresponds to our other businesses, including our holding companies and other companies that are not considered infrastructure project companies. The debt included in this category generally has recourse to the Group. Ferrovial also discusses the evolution of our Consolidated Net Debt during any relevant period and split it into two categories: (i) Consolidated Net Debt of ex-infrastructure project companies and (ii) Consolidated Net Debt of infrastructure project companies, separated into the following items: 1. change in cash and cash equivalents; 2. change of our short and long-term borrowings for the relevant period; and change in additional financial items that Ferrovial considers part of our Consolidated Net Debt including changes of non-current restricted cash, changes in balance related to exchange-rate derivatives, changes in intragroup position balances and changes in other short-term financial assets. The reconciliation of Consolidated Net Debt to our cash and cash equivalents, as well as changes in Consolidated Net Debt of ex- infrastructure project companies to our Consolidated Cash Flow can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: Q3 2025 Alternative Performance Measures). 2.2 Ex-Infrastructure Liquidity Ex-Infrastructure Liquidity corresponds to the sum of the cash and cash equivalents raised from to our ex- infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by us within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows. Ferrovial uses Ex-Infrastructure Liquidity to determine our liquidity to meet any financial commitment in relation to our ex-infrastructure projects. The following table present the ex-infrastructure liquidity for the periods indicated. The detailed reconciliation of Ex-Infrastructure Liquidity can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: Q3 2025 Alternative Performance Measures). MANAGEMENT REPORT JANUARY - SEPTEMBER 2025 13